UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of December, 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company



To RNS

Notification of Change in Interest in Shares
--------------------------------------------

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 2 December 2005 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 80,170,380 shares, now represents 9.972% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule below.

From Pearson PLC


To Pearson plc dated 30 November 2005


                            SECTION 198 NOTIFICATION
                            Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International. Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

     Share capital to which this relates:

          Ordinary Shares (803,997,162 shares outstanding)

     Number of shares in which the Companies have an interest:

          80,170,380

Name(s) of registered holders):

          See Schedule B


As of 30 November 2005

                                                        Number of   Percent of
Pearson plc                                                Shares  Outstanding
                                                        ---------  -----------

The Capital Group Companies Inc. ("CG") holdings       80,170,380      9.972%
------------------------------------------------

Holdings by CG Management Companies and Funds:
________________________________________________________________________________

* Capital Guardian Trust Company                       28,178,049       3.505%
* Capital International Limited                        14,771,620       1.837%
* Capital International S.A.                            2,514,554       0.313%
* Capital International Inc.                            3,938,885       0.490%
* Capital Research and Management Company              30,767,272       3.827%


                                    Schedule A



                      Schedule of holdings in Pearson plc
                            As of 30 November 2005

                         Capital Guardian Trust Company
                         ------------------------------

Registered Name                                         Local Shares
---------------                                         ------------

State Street Nominees Limited                              3,103,558
Bank of New York Nominees                                  1,145,493
Northern Trust                                               166,300
Chase Manhattan Bank Australia Limited                         1,700
Chase Nominees Limited                                    12,224,252
BT Globenet Nominees Ltd.                                    472,135
Midland Bank plc                                           3,095,585
Cede & Co.                                                   182,763
Deutsche Bank Mannheim                                         1,200
Bankers Trust                                              1,109,000
Barclays Bank                                                 97,700
Citibank London                                                6,600
Royal Trust                                                   12,500
Brown Bros.                                                   31,593
Nortrust Nominees                                          4,214,897
Royal Bank of Scotland                                        66,300
MSS Nominees Limited                                          46,900
State Street Bank & Trust Co.                                 41,700
Citibank                                                       8,800
RBSTB Nominees Ltd                                             1,500
Citibank NA                                                   39,400
Deutsche Bank AG                                               1,800
HSBC Bank PLC                                                  2,100
Mellon Bank N.A.                                             110,400
ROY Nominees Limited                                          28,000
Mellon Nominees (UK) Limited                               1,111,006
HSBC                                                          33,400
JP Morgan Chase Bank                                         821,467
____________________________________________________________________
                                           TOTAL          28,178,049


                                 Schedule B


                       Capital International Limited
                       -----------------------------

Registered Name                                          Local Shares
---------------                                          ------------

State Street Nominees Limited                                 186,962
Bank of New York Nominees                                   2,831,048
Northern Trust                                              1,671,738
Chase Nominees Limited                                      3,191,515
Midland Bank Plc                                               83,200
Bankers Trust                                                  90,500
Barclays Bank                                                  67,200
Citibank London                                               113,966
Morgan Guaranty                                               284,300
Nortrust Nominees                                           2,090,282
Royal Bank of Scotland                                        783,900
MSS Nominees Limited                                           91,200
State Street Bank & Trust Co                                  441,100
National Westminster Bank                                     120,300
Lloyds Bank                                                    58,700
Citibank NA                                                    23,500
Deutsche Bank AG                                            1,073,568
Chase Manhattan Nominee Ltd                                    48,300
HSBC Bank plc                                                 988,300
Mellon Bank N.A.                                              165,516
KAS UK                                                         61,425
Bank One London                                               212,600
Clydesdale Bank plc                                            77,000
JP Morgan Chase Bank                                           15,500
_____________________________________________________________________

                                                TOTAL      14,771,620


                                Schedule B



                          Capital International S.A.
                          --------------------------
Registered Name                                           Local Shares
---------------                                           ------------

State Street Nominees Limited                                   16,036
Bank of New York Nominees                                       35,800
Chase Nominees Limited                                         683,602
Credit Suisse London Branch                                     30,000
Midland Bank plc                                               138,500
Barclays Bank                                                   55,218
Brown Bros.                                                     12,800
Nortrust Nominees                                               11,300
Morgan Stanley                                                  12,900
Royal Bank of Scotland                                         130,018
J.P. Morgan                                                    860,083
National Westminster Bank                                       24,900
Lloyds Bank                                                     26,100
RBSTB Nominees Ltd                                              60,100
Deutsche Bank AG                                                67,352
HSBC Bank plc                                                  333,245
HSBC                                                            16,600
______________________________________________________________________

                                                   TOTAL     2,514,554


                                   Schedule B


                          Capital International Inc.
                          --------------------------

Registered Name                                           Local Shares
---------------                                           ------------

State Street Nominees Limited                                1,283,857
Bank of New York Nominees                                      458,168
Northern Trust                                                  10,500
Chase Nominees Limited                                         912,050
Midland Bank plc                                                76,900
Bankers Trust                                                   26,200
Citibank London                                                 58,900
Brown Bros.                                                     17,500
Nortrust Nominees                                              290,557
Royal Bank of Scotland                                           7,800
State Street Bank & Trust Co.                                  396,596
Sumitomo Trust & Banking                                         5,100
Citibank                                                        13,000
RBSTB Nominees Ltd                                               5,400
Citibank NA                                                    187,257
State Street Australia Limited                                  24,900
HSBC Bank PLC                                                   77,200
JP Morgan Chase Bank                                            87,000
______________________________________________________________________

                                              TOTAL          3,938,885


                                  Schedule B


                     Capital Research & Management Company
                     -------------------------------------

Registered Name                                           Local Shares
---------------                                           ------------

State Street Nominees Limited                                  750,000
Chase Nominees Limited                                      30,017,272
______________________________________________________________________

                                              TOTAL         30,767,272

                                  Schedule B



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 2 December 2005

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary